Lanxi Tianxianfang Linen Textile Co., Ltd

Financial Statements

Six months ended June 30, 2010 and 2009

INDEX TO FINANCIAL STATEMENTS

CONTENTS	PAGE(S)

BALANCE SHEETS	1

STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME	2

STATEMENTS OF CHANGES IN OWNERS’ EQUITY	3

STATEMENTS OF CASH FLOWS	4

NOTES TO FINANCIAL STATEMENTS	5-12

LANXI TIANXIANFANG LINEN TEXTILE CO., LTD
BALANCE SHEETS

		June 30,	December 31,
	Notes	2010	2009
		Unaudited	Audited
ASSETS		USD	USD
CURRENT ASSETS
Cash and cash equivalents		425,824	399,913
Trade receivables, net	3	1,313,001	677,170
Other receivables, net	3	189,870	270,826
Inventory	4	310,450	364,528
TOTAL CURRENT ASSETS		2,239,145	1,712,437

NON--CURRENT ASSETS
Property, plant and equipment, net	5	4,267,635	4,425,217
Land use right, net	6	444,674	447,613
TOTAL NON--CURRENT ASSETS		4,712,309	4,872,830
TOTAL ASSETS		6,951,454	6,585,267

LIABILITIES
CURRENT LIABILITIES
Trade payables		2,010,996	1,825,324
Accrued expenses and other payables	7	1,392,995	1,216,739
Taxes payable	8	-300,486	-207,637
TOTAL CURRENT LIABILITIES		3,103,505	2,834,426
TOTAL LIABILITIES		3,103,505	2,834,426

OWNERS’ EQUITY
Capital	9	1,265,655	1,265,655
Statutory reserves	10	208,196	208,196
Accumulated other comprehensive income		419,328	403,222
Retained earnings		1,954,770	1,873,768
TOTAL OWNERS’ EQUITY		3,847,949	3,750,841
TOTAL LIABILITIES AND OWNERS’ EQUITY		6,951,454	6,585,267

See notes to financial statements

LANXI TIANXIANFANG LINEN TEXTILE CO., LTD
STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME

		Three months ended		Six months ended
		June 30,		June 30,
	Notes	2010	2009	2010	2009
		Unaudited	Unaudited	Unaudited	Unaudited
		USD	USD	USD	USD

Net sales		2,018,374	1,525,148	4,230,868	3,215,914
Cost of sales		1,724,149	1,354,111	3,657,539	2,855,731
Gross profit		294,225	171,037	573,329	360,183

Operating Expense
Sales and marketing		116,429	64,844	270,071	139,012
Administrative expenses		133,675	44,481	209,049	111,866
Total operating expenses		250,104	109,325	479,120	250,878

Income from operations		44,121	61,712	94,209	109,305

Other income (expense)
Subsidy income	11		26,370	14,830	26,370
Other income(expense)		-	-1,436	-117	-1,518
Total other income (expense)		-	24,934	14,713	24,852

Net income before income tax		44,121	86,646	108,922	134,157

Income tax	12	11,720	21,662	27,920	33,540

Net Income		32,401	64,984	81,002	100,617

Other comprehensive income
- Foreign currency translation adjustment		7,537	8,866	16,106	14,327
Comprehensive income		39,938	73,850	97,108	114,944

See notes to financial statements

LANXI TIANXIANFANG LINEN TEXTILE CO., LTD
STATEMENTS OF CHANGES IN OWNERS’EQUITY

				Accumulated other
		Statutory	Retained	comprehensive
	Capital	reserves	earnings	income	Total
	USD	USD	USD	USD	USD

Balance at January 1, 2009 (Audited)	1,265,655	192,030	1,728,271	396,643	3,582,599
Net income			100,617		100,617
Transfer to statutory reserve					-
Dividends					-
Other comprehensive income					-
- Foreign currency translation adjustment	-	-	-	14,327	14,327
Balance at June 30, 2009 (Unaudited)	1,265,655	192,030	1,828,888	410,970	3,697,543

Balance at January 1, 2010 (Audited)	1,265,655	208,196	1,873,768	403,222	3,750,841
Net income			81,002		81,002
Transfer to statutory reserve					-
Dividends					-
Other comprehensive income					-
- Foreign currency translation adjustment	-	-	-	16,106	16,106
Balance at June 30, 2010 (Unaudited)	1,265,655	208,196	1,954,770	419,328	3,847,949

See notes to financial statements

LANXI TIANXIANFANG LINEN TEXTILE CO., LTD
STATEMENTS OF CASH FLOWS

	Six months ended
	June 30,
	2010	2009
	Unaudited	Unaudited
	USD	USD
Cash flows from operating activities:
Net income	81,002	100,617
Adjustments to reconcile net income to net cash
Provision for bad debts	2,788
Depreciation and amortization	186,003	189,351
Changes in operating assets and liabilities:
Trade and other receivables	-633,043	292,800
Inventory	54,078	-45,928
Trade payables and other current liabilities	269,079	-762,064
Net cash provided by operating activities	-40,093	-225,224

NET (DECREASE) INCREASE IN CASH	-40,093	-225,224
Effects of exchange rates on cash	66,004	13,620
CASH, beginning of year	399,913	874,674

CASH, end of year	425,824	663,070

Supplemental Disclosure of Cash Flow Information
Cash payment for:
Income tax	38,886	47,902

See notes to financial statements

LANXI TIANXIANFANG LINEN TEXTILE CO., LTD
NOTES TO FINANCIAL STATEMENTS
Six months ended June 30, 2010 and 2009

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Lanxi Tianxianfang Linen Textile Co., Ltd, (the “Company”) was established in Lanxi county, Heilongjiang Province in August 2006. The Company is principally engaged in the further processing and sale of linen and linen products, import and export of goods.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Accounting
The Company’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

(b)	Statement of Cash Flows
In accordance with SFAS No. 95, “Statement of Cash Flows,”cash flow from the Company’s operations is calculated based upon the functional currency. As a result, amounts related to assets and liabilities reported on the statement of cash flows may not necessarily agree with changes in the corresponding balances on the balance sheet.

(c)	Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the accompanying financial statements and notes.  Significant accounting estimates reflected in the Company’s financial statements include allowance for doubtful accounts; useful lives and impairment of property and equipment.

(d)	Fiscal Year
Fiscal year is from January 1st to December 31st.

(e)	Cash and Cash Equivalent
Cash and cash equivalents are defined as cash available in bank accounts and highly liquid instruments with an initial term of less than three months. For the purpose of the statements of cash flows, the company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. The Company has no cash equivalents at December 31, 2009 or 2008.

(f)	Trade Accounts Receivable
Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on the risk of the individual creditor, past experience and economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

LANXI TIANXIANFANG LINEN TEXTILE CO., LTD
NOTES TO FINANCIAL STATEMENTS
Six months ended June 30, 2010 and 2009

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)	Inventories
Inventories are stated at the lower of cost (weighted average cost) or market.

(h)	Property, Plant and Equipment
Property, plant and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets as follows:

Estimated useful lives
Building and warehouses	20 years
Machinery and equipment	10-15 years
Office furniture and equipment	5 years
Transportation equipment	5 years

(i)	Land Use Right
All land is owned by the Government in the PRC. Enterprises and individuals can pay the State a fee to obtain a right to use land for commercial purpose or residential purpose for an initial period of 50 or 70 years, respectively. The land use right can be sold, purchased, and exchanged in the market. The successor owner of the land use right will reduce the amount of time which has been consumed by the predecessor owner.

(j)	Income Tax
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(k)	Revenue recognition
Revenue represents the invoiced value of goods sold recognized upon the delivery of goods to customers. Revenue is recognized when all of the following criteria are met:
●	Persuasive evidence of an arrangement exists;
●	Delivery has occurred or services have been rendered;
●	The seller’s price to the buyer is fixed or determinable; and
●	Collectability is reasonably assured. Payments have been established.

(l)	Fair value of Financial Instruments
The fair values of the company’s cash and cash equivalents, accounts receivable, other receivables, accounts payable, income taxes payable and accrued liabilities approximate their carrying values due to their short-term nature.

LANXI TIANXIANFANG LINEN TEXTILE CO., LTD
NOTES TO FINANCIAL STATEMENTS
Six months ended June 30, 2010 and 2009

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)	Comprehensive Income
The Company has adopted ASC 220 “Comprehensive Income” which establishes the rules for the reporting of comprehensive income and its components. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners.  Among other disclosures, all items that are required to be recognized under current accounting standards as components of comprehensive income are required to be reported in a financial statement that is presented with the same prominence as other financial statements. The Company’s current  components of other comprehensive income are the foreign currency translation adjustment.

(n)	Foreign Currency Translation
For financial reporting purposes, the financial statements of the company which are prepared using the functional currency have been translated into United States dollars. Assets and liabilities are translated at the exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and stockholders’ equity is translated at historical exchange rates. Any translation adjustments resulting are not included in determining net income but are included in foreign exchange adjustment to other comprehensive income, a component of stockholders’ equity.

	2010	2009
Six Months end US$: RMB exchange rate as of June 30	6.7886	6.8248
Six Months Average US$: RMB exchange rate	6.8141	6.8237

RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions.  No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

(o)	Recently Accounting Pronouncements
Effective July 1, 2009, the Company adopted FASB ASC 825-10-65 (formerly FASB Staff Position (“FSP”) No. FAS 107-1 and Accounting Principles Board 28-1, “Interim Disclosures about Fair Value of Financial Instruments”), which amends previous guidance to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. The adoption of FASB ASC 825-10-65 did not have a material impact on the Company’s financial statements.

Effective July 1, 2009, the Company adopted FASB ASC 820-10-65 (formerly FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”, which provides guidance on how to determine the fair value of assets and liabilities when the volume and level of activity for the asset or liability has significantly decreased when compared with normal market activity for the asset or liability as well as guidance on identifying circumstances that indicate a transaction is not orderly. The adoption of ASC 820-10-65 did not have a material impact on the Company’s financial statements.

LANXI TIANXIANFANG LINEN TEXTILE CO., LTD
NOTES TO FINANCIAL STATEMENTS
Six months ended June 30, 2010 and 2009

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o)	Recently Accounting Pronouncements (Continued)
Effective July 1, 2009, the Company adopted FASB ASC 855-10 (formerly SFAS 165 “Subsequent  Events”), which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. Adoption of ASC 855-10 did not have a material impact on the Company’s financial statements.

In August 2009, the FASB issued Accounting  Standards Updates (“ASU”) No. 2009-05 (“ASU 2009-05”), Fair Value Measurements  and Disclosures (Topic 820) — Measuring Liabilities at Fair Value. ASU 2009-05 amends ASC Subtopic 820-10, Fair Value Measurements and Disclosures — Overall, for the fair value measurement of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure the fair value using (1) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (2) another valuation technique that is consistent with the principles of Topic 820. It also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability and that both a quoted price in an active market for the identical liability at measurement date and that the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are  Level 1 fair value measurements. Adoption of ASU 2009-05 did not have a material impact on the Company’s financial statements.

In September 2009, the FASB issued ASU No. 2009-12 (“ASU 2009-12”), Fair  ValueMeasurements and Disclosures (Topic 820) — Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2009-12 amends ASC Subtopic 820-10, Fair Value Measurements and Disclosures — Overall, to permit a reporting entity to measure the fair value of certain investments on the basis of the net asset value per share of the investment (or its equivalent) if the net asset value of the investment (or its equivalent) is calculated in a manner consistent with the measurement principles of Topic 946 — Financial Services — Investment Companies, as of the reporting entity’s measurement date. It also requires new disclosures, by major category of investments, about the attributes includes of investments within the scope of this amendment to the ASC. The provisions of ASU 2009-12 is effective for interim and annual periods ending after December 15, 2009. Early application is permitted. Adoption of ASU 2009-12did not have a material impact on the Company’s financial statements.

LANXI TIANXIANFANG LINEN TEXTILE CO., LTD
NOTES TO FINANCIAL STATEMENTS
Six months ended June 30, 2010 and 2009

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o)	Recently Accounting Pronouncements (Continued)
In December 2009, the FASB issued ASU No. 2009-16 (“ASU 2009-16”), Transfers and Servicing (Topic 860) —  Accounting for Transfers of Financial Assets, which formally codifies FASB Statement No. 166, Accounting for Transfers of Financial Assets into the Accounting Standards Codification (“ASC”), issued by the FASB in June 2009. ASU 2009-16  represents a revision  to the provisions of former FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The amendments in this ASU eliminate the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets. ASU 2009-16 is effective for annual and interim periods beginning after November 15, 2009. Additionally, the recognition and measurement provisions of this ASU should be applied to transfers that occur on or after the effective date. Early application is not permitted. Adoption of ASU 2009-16did not have a material impact on the Company’s financial statements.

In December 2009, the FASB issued ASU No. 2009-17 (“ASU 2009-17”),   Consolidations (Topic 860)- Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities which amends the FASB Accounting Standards Codification for the issuance of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R), issued by the FASB in June 2009. The amendments in this ASU replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach primarily focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to the  absorb the losses of the entity or (2) the right to receive the benefits from the entity. ASU 2009-17 also requires additional disclosure about a reporting entity’s involvement invariable interest entities, as well as any significant changes in risk exposure due to that involvement. ASU 2009-17 is effective for annual and interim periods beginning after November 15, 2009. Early application is not permitted. Adoption of ASU 2009-17 did not have a material impact on the Company’s financial statements.

In January 2010, the FASB issued ASU No. 2010-06 (“ASU 2010-06”), Improving Disclosures About Fair Value Measurements. The ASU amends ASC 820 (formerly Statement No. 157, Fair Value Measurements) to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than as a net basis as currently required. ASU 2010-06 also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. Adoption of ASU 2010-6 did not have a material impact on the Company’s financial statements.

LANXI TIANXIANFANG LINEN TEXTILE CO., LTD
NOTES TO FINANCIAL STATEMENTS
Six months ended June 30, 2010 and 2009

3.	TRADE AND OTHER RECEIVABLE, NET

	June 30,	December 31,
	2010	2009
	USD	USD

Trade receivables	1,319,599	680,573
Less: Fallowance for doubtful accounts	6,598	3,403
Trade receivables, net	1,313,001	677,170

Other receivables	190,824	272,187
Less: Fallowance for doubtful accounts	954	1,361
Other receivables, net	189,870	270,826

4.	INVENTORIES

	June 30,	December 31,
	2010	2009
	USD	USD

Raw materials	7,958	246,907
Work in progress	9,783	103,056
Finished goods	292,709	14,565
Total inventories	310,450	364,528

5.	PROPERTY, PLANT AND EQUIPMENT, NET

	June 30,	December 31,
	2010	2009
	USD	USD

Building and warehouses	1,623,150	1,465,747
Machinery and equipment	3,918,340	3,901,901
Office equipment and furniture	5,315	5,293
Motor vehicles	44,760	44,573
Construction in progress	-	150,593
Total	5,591,565	5,568,107

Less: accumulated depreciation	1,323,930	1,142,890

Total Property, Plant and Equipment:	4,267,635	4,425,217

LANXI TIANXIANFANG LINEN TEXTILE CO., LTD
NOTES TO FINANCIAL STATEMENTS
Six months ended June 30, 2010 and 2009

6.	LAND USE RIGHT

	June 30,	December 31,
	2010	2009
	USD	USD

Land use right	482,467	480,443
Less: Amortization	37,793	32,830
Land use right, net	444,674	447,613

7.	ACCRUED EXPENSES AND OTHER PAYABLES

	June 30,	December 31,
	2010	2009
	USD	USD

Wages payable	24,682
Interest-free loans	1,168,227	1,207,585
Other payables	200,086	9,154
Total	1,392,995	1,216,739

8.	TAXES PAYABLE

	June 30,	December 31,
	2010	2009
	USD	USD

Income taxes payable	11,737	22,647
Sales-related taxes payable	29,602	25,350
Value added tax payable	-357,313	-270,382
Maintenance construction tax payable	6,456	6,223
Land use tax payable	10,016	9,068
Extra charges of education funds payable	3,480	3,727
Others	-4,464	-4,270
Total	-300,486	-207,637

9.	CAPITAL

	June 30, 2010		December 31, 2009
	%	USD	%	USD

LiJie Fu	20	250,137	20	250,137
ShuFan Wang	80	1,015,518	80	1,015,518
Total	100	1,265,655	100	1,265,655

LANXI TIANXIANFANG LINEN TEXTILE CO., LTD
NOTES TO FINANCIAL STATEMENTS
Six months ended June 30, 2010 and 2009

10.	STATUTORY RESERVES

As stipulated by the relevant laws and regulations in the PRC, the Company is required to maintain non-distributable reserves which include a statutory surplus reserve and a discretionary reserve.  Subject to certain cumulative limits, the statutory surplus reserve requires annual appropriations of 10% of profit after taxes as reported in a Company’s PRC statutory financial statements.  Amounts to be appropriated to the discretionary reserve are to be determined at the discretion of the Company’s boards of directors.  These reserves can only be used for the specified purposes and once appropriated, the amounts are not available for future distribution to owners.  The statutory surplus reserve may be applied against prior year losses, if any, and may be applied to increase capital upon the approval from the boards of directors.

11.	SUBSIDY INCOME

	For the Six Months Ended June 30,
	2010	2009
	USD	USD

Export reward fund	5,723
Increment duty tax reimbursement	-	26,370
Total	5,723	26,370

12.	INCOME TAX

All Chinese enterprises are governed by the PRC Income Tax Law and various local income tax laws, pursuant to which a company generally is subject to an income tax at an effective rate of 33% (30% national income tax and 3% local income tax) on income as reported in its statutory financial statements after appropriate tax adjustments. Beginning from January 1, 2008, the effective national income tax rate reduces to 25%.

The provision for income taxes consists of the followings:

	For the Six Months Ended June 30,
	2010	2009
	USD	USD

Current Income Tax	27,920	33,540

The effective tax rate differed from the statutory Chinese income tax rate is as follows:

	For the Six Months Ended June 30,
	2010	2009
China statutory income tax rate	25.00%	25.00%
Effect of:
Non-deductible expenses	0.63%	-
Effective Tax Rate	25.63%	25.00%